UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:           Context Fundamental Value Long/Short Fund

Address of Principal Business Office (No. & Street, City, State Zip Code):  c/o Atlantic Fund Services, Three Canal Plaza, Suite 600, Portland, ME  04101

Telephone Number (including area code): (207) 347-2000

Name and Address of Agent for Service of Process: The Corporation Trust Company, 1209 Orange Street, Wilmington, DE, 19801

Copies to: Joshua B. Deringer, Esq., Drinker Biddle & Reath LLP,  One Logan Square, 18th and Cherry Street, Philadelphia, PA 19107
Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES [X]  NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Portland and state of Maine on the 12th day of February 2015.

          CONTEXT FUNDAMENTAL VALUE LONG/SHORT FUND

By:	/s/ Stephen J. Kneeley
Name:	Stephen J. Kneeley
Title:	Trustee

Attest:	/s/Kevin Garton
Name:	Kevin Garton
Title:	Chief Marketing Officer